Filed Pursuant To Rule 433

Registration No. 333-139016

February 26, 2007

Press Release	Source: State Street Global Advisors

streetTRACKS(R) Gold Shares Reaches $10 Billion Milestone

Monday February 26, 9:18 am ET

Assets Under Management Climb 66 Percent During Past Twelve Months

BOSTON—(BUSINESS WIRE)—State Street Global Markets LLC, an affiliate of State Street Global Advisors (“State Street”) (NYSE: STT - News), and World Gold Trust Services, LLC, a wholly-owned subsidiary of the World Gold Council, today announced that assets in the streetTRACKS® Gold Trust (NYSE: GLD - News), the issuer of streetTRACKS® Gold Shares, have surpassed $10 billion.

“A weak dollar, renewed inflation fears, and heightened political tensions across the globe appear to be increasing investors’ appetite for exposure to gold,” says James Burton, managing director of World Gold Trust Services. “As the first US exchange traded fund to provide access to the portfolio diversification benefits of gold, the streetTRACKS® Gold Trust has proven to be a popular solution for a wide array of financial advisors and investors who want cheap and easy access to gold’s unique investment properties.”

Launched by State Street and World Gold Trust Services in November 2004, GLD, the first US commodity-based exchange-traded security, has emerged as one of the fastest growing ETFs in history. As of February 20, 2007, assets under management in the fund totaled approximately $10.2 billion, making it the seventh largest ETF by assets in the US.

“The success of GLD exemplifies our commitment to providing investors with precise access to markets that have previously been inefficient or not readily accessible,” says James Ross, senior managing director of State Street Global Advisors.

About World Gold Trust Services, LLC.

World Gold Trust Services, LLC is a wholly owned subsidiary of the World Gold Council (WGC) which is a commercially-driven marketing organization that is funded by the world’s leading gold mining companies. A global advocate for gold, the WGC aims to promote the demand for gold in all its forms through marketing activities in major international markets. For further information, visit www.gold.org.

About State Street Global Advisors

State Street Global Advisors, the investment management arm of State Street Corporation, delivers investment strategies and integrated solutions to clients worldwide across every asset class, investment approach and style. With US$1.7 trillion in assets under management as of December 31, 2006, State Street Global Advisors has investment centers in Boston, Hong Kong, London, Milan, Montreal, Munich, Paris, Singapore, Sydney, Tokyo and Zurich, and offices in 25 cities worldwide.

About State Street Global Markets, LLC

State Street Global Markets LLC is a wholly-owned subsidiary of State Street Corporation. The company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc and the Securities Investor Protection Corporation. The company is engaged as a securities broker-dealer that comprises several classes of services, including principal transactions, agency transactions, investment servicing, and mutual fund distribution.

State Street Global Markets, LLC is the marketing agent for the streetTRACKS® Gold Trust. streetTRACKS® is a registered trademark of State Street Corporation.

streetTRACKS® Gold Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: streetTRACKS®, 30th Floor, Boston, MA 02111.

The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including ‘‘Risk Factors’’ before making an investment decision about the Shares.

The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.

Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor expects the value of an investment in the Shares to similarly decline.

Shareholders will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act.

Neither the Sponsor nor the Trustee is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.

10325-0208

Contact:

State Street

Arlene Roberts, 617-664-3933

or

River Communications

Troy Mayclim, 914-686-5599

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streetTRACKS® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: streetTRACKS(R), 30th Floor, Boston, MA 02111.